Phone:	(212) 885-5479
Fax:	(212) 885-5001
Email:	mbreitman@blankrome.com

June 26, 2006

BY EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Israel Growth Partners Acquisition Corp.
Amendment No. 7 to Registration Statement on Form S-1
Filed June 22, 2006
File No. 333-128355

Dear Mr. Reynolds:

On behalf of Israel Growth Partners Acquisition Corp. (the “Company”), we respond as follows to the Staff’s oral comment received on June 23, 2006 relating to the above-captioned Registration Statement.

On June 23, 2006, the Staff contacted us to comment that the Representative’s Unit Purchase Option (“UPO”), which contains registration rights in favor of the holder, does not currently make clear that the Company will not be required to net cash settle the exercise of the UPO as that term is defined in EITF 00-19. As we explained to the staff, it is the Company’s intention that the registration rights with respect to the UPO will operate the same as those with respect to the public warrants and underwriter’s warrants contained in the warrant agreement.

Accordingly, we have amended the form of UPO to have the Company’s settlement obligations upon exercise thereof mirror its settlement obligations upon exercise of the public warrants and underwriter’s warrants. Specifically, Sections 5.1.1, 5.1.2 and 5.2.2, regarding the grant and term of the registration rights have been clarified to state that the Company only has an obligation to use its best efforts either to maintain the effectiveness of the Registration Statement or to obtain the effectiveness of a subsequent registration statement - something that is within its control. In addition, Section 5.3, regarding damages, has been modified to clarify that, as long as the Company uses its best efforts to have an effective registration statement covering the securities underlying the UPO at the time of a proposed exercise thereof, it will have met all of its obligations and will not be subject to any damages if an effective registration statement is not available. In addition, Section 5.3 now explicitly states that under no circumstances will the

Mr. John Reynolds

United States Securities and Exchange Commission

June 26, 2006

Company be required to net cash settle the exercise of the warrants underlying the UPO or the exercise of the UPO. If there is no effective registration statement, the holder of the UPO retains the right exercise the UPO on a cashless basis to obtain unregistered shares. Such an issuance would be exempt from registration pursuant to section 3(a)(9) of the Securities Act of 1933.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Matthew K. Breitman
Matthew K. Breitman